                                                                    EXHIBIT 99.6
               [LETTERHEAD OF STATE OF CALIFORNIA APPEARS HERE]



September 11, 1997

TO: PARTIES OF RECORD IN APPLICATION 97-05-006 ET AL.

Decision 97-09-054 was signed on September 3, 1997 with a concurrence from Commissioners Neeper, Knight, Duque, and Bilas. However, the concurrence is not available at the time of mailing the enclosed decision. It will be mailed at a later date.


/s/ Lynn T. Carew
-----------------
Lynn T. Carew, Chief
Administrative Law Judge


LTC:jac

Enclosure

Decision 97-09-054 September 3, 1997

       BEFORE THE PUBLIC UTILITIES COMMISSION OF THE STATE OF CALIFORNIA

In the Matter of the Application of Pacific Gas and Electric Company for: (1) Authority to Reduce Rates Effective January 1, 1998; (2) Authority to Sell or Assign Transition Property to One or More Financing Entities; (3) Authority to Service Rate Reduction Bonds on Behalf of Financing Entities; (4) Authority to Establish Charges Sufficient to Recover Fixed Transition Amounts; and (5) Such Further Authority Necessary for PG&E to Carry Out the Transactions Described in this Application.

     (U 39 E)
 Application 97-05-006
  (Filed May 6, 1997)

In the Matter of the Application of the Southern California Edison Company (U 338-E) for: (1) Authority to Reduce Rates Effective January 1, 1998; (2) Authority to Sell or Assign Transition Property to One or More Financing Entities; (3) Authority to Service Rate Reduction Bonds on Behalf of Financing Entities; (4) Authority to Establish Charges Sufficient to Recover Fixed Transition Amounts; and (5) Such Further Authority Necessary for Edison to Carry Out the Transactions Described in this Application.

 Application 97-05-018
  (Filed May 6, 1997)

In the Matter of the Application of San Diego Gas and Electric Company for:
Authority to Reduce Rates Effective January 1, 1998; (2) Authority to Sell or Assign Transition Property to One or More Financing Entities; (3) Authority to Service Rate Reduction Bonds on Behalf of Financing Entities; (4) Authority to Establish Charges Sufficient to Recover Fixed Transition Amounts; and (5) Such Further Authority Necessary for PG&E to Carry Out the Transactions Described in this Application.

 Application 97-05-022
  (Filed May 6, 1997)

INTERIM OPINION............................................................. 3

SUMMARY..................................................................... 3

PROCEDURAL HISTORY.......................................................... 3

BACKGROUND.................................................................. 4

DESCRIPTION OF THE APPLICATIONS............................................. 6

  Structure Of The Transactions............................................. 6
  Size Of The Transactions.................................................. 7
  Other Issuance-related Authority Requested................................ 8
  Transition Property....................................................... 8
  Mechanisms To Set Fixed Transition Amounts................................ 9
    Setting Fixed Transition Amounts Initially..............................10
    Adjusting Fixed Transition Amounts Periodically.........................10
  RATE REDUCTION AUTHORIZATION..............................................11
  RATEMAKING TREATMENT......................................................13
  SERVICING.................................................................14

DISCUSSION..................................................................14

  Rates That Apply In Absence Of Financing Orders...........................14
  Whether Designation Of Fixed Transaction Amounts And Issuance Of Rate
  Reduction Bonds Would Reduce Rates........................................18
  Determination Of Fixed Transition Amounts.................................21
  Other Issues..............................................................23
    Whether PU Code section 367(E)(1) Precludes Financing Orders............24
    Whether PU Code section 367(E)(2) Precludes Financing Orders............26
    Whether PU Code Section 371 Precludes Financing Orders..................26
    Whether PU Code Section 779.2 Precludes Financing Orders................27
    Whether D,97-05-039 CREDIT STANDARDS SHOULD BE TIGHTENED................28
    Application Of PROCEEDS.................................................29
    Modification Of Structure Of Transaction To Achieve Desired
    Tax Treatment...........................................................31
    Additional Issuance of Rate Reduction Bonds.............................32
    Need for Some
Issues Raised in the Applications to be Determined in Other Proceedings.....33

FINDINGS OF FACT............................................................34

CONCLUSIONS OF LAW..........................................................34

INTERIM OFFER...............................................................36

                                INTERIM OPINION

     SUMMARY

     Pacific Gas & Electric Company (PG&E), Southern California Edison Company (Edison), and San Diego Gas & Electric Company (SDG&E) (collectively, the Applicants, each an electrical corporation within the meaning of Public Utilities (PU) Section 218) separately apply for financing orders, as required by PU Code Section 841(a). The Office of Ratepayer Advocates (ORA) gives its qualified support to the applications. The Utility Reform Network (TURN) and the California City-County Street Light Association (CAL-SLA) oppose the applications. The California Farm Bureau Federation (Farm Bureau) briefed a statutory interpretation issue and a specific proposal in Edison's application regarding limitations on changing schedules, which Farm Bureau opposes. The California Industrial Users (CIU) briefed a statutory interpretation issue.

     Consistent with Decision (D) 96-12-077, the Commission will find, in separate financing orders for each of the Applicants, that the designation of fixed transition amounts as requested by each of the Applicants, and issuance of rate reduction bonds in connection with some or all of the fixed transition amounts would reduce rates that residential and small commercial customers would have paid if the related financing order were not adopted.

     In the event that any Applicant concludes that rates reduction bonds cannot be issued in time to commence the rate reduction on January 1, 1998, we expect to be so advised and that the Applicant will submit a revised application pursuant to PU Code Section 368 that accomplishes the 10% rate reduction.

     PROCEDURAL HISTORY

     Applicants filed separate applications on May 6, 1997. On May 16, 1997, the assigned administrative law judge (ALJ) issued a ruling consolidating the applications, which present identical questions of law. TURN filed its protest on May 20, 1997, and ORA filed its response to the applications on the same date. A prehearing conference was held on May 27, 1997 and June 3, 1997, at which it was determined that no disputed issues of material fact existed requiring an evidentiary hearing. The applications were ordered submitted on the concurrent opening briefs and reply briefs filed June 16, 1997 and June 25, 1997, respectively. A draft of this interim opinion, and drafts of separate financing orders, were served on the parties on August 5, 1997, by an Assigned Commissioners' Ruling (ACR) that invited comment. An ALJ ruling, filed August 12, 1997, asked parties to comment upon the status of pending legislation that would amend several relevent sections of the PU Code. Comments were received from Applicants, TURN, and ORA on August 20, 1997, and reply comments were received from the Applicants and TURN on August 27, 1997.

     BACKGROUND

     PU Code Section 841(a)/1/ provides as follows:

          An electrical corporation shall, by June 1, 1997, and may from time to time thereafter apply to the commission for a determination that certain transition costs may be recovered through fixed transition amounts, which would therefore constitute transition property under this article. An electrical corporation may request this determination by the commission in separate proceedings or in an order instituting investigation or order instituting rulemaking, or both. The electrical corporation shall in its application specify that the residential and small commercial customers as defined in subdivision (h) of Section 331 would benefit from reduced rates through the issuance of rate reduction bonds. The commission shall designate fixed transition amounts as recoverable in one or more financing orders if the commission determines, as part of its findings in connection with the financing order, that the designation of the fixed transition amounts, and issuance of rate reduction bonds in connection with some or all of the fixed transition amounts would reduce rates that residential and small commercial customers would have paid if the financing order were not adopted. These customers shall continue to pay fixed transition amounts after December 31, 2001, until the bonds are paid in full by the financing entity. No electrical corporation shall be found to have acted imprudently or unreasonably for failing to amend a

____________________
/1/ PU Code Section 841(a) was amended after the draft of this interim opinion was served for comment. (See 1997 stats. Ch. 275) (SB 477).) SB 477 also amended PU Code Sections 367, 840, other parts of Section 841, 842 and 843.

     power purchase contract where the amendment would modify or waive an existing requirement that the seller be a qualifying facility pursuant to federal law.

PU Code Section 841(a) directed Applicants to apply to the Commission, by June 1, 1997, for a determination that certain transition costs (as defined in PU Code Section 840(f)) may be recovered through fixed transition amounts (as defined in PU Code Section 840(d)), which would therefore constitute transition property (as defined in PU Code Section 840(g)). We must designate fixed transition amounts as recoverable in one or more financing orders (as defined in PU Code Section 840(c)) if we determine, as part of our findings in connection with the financing order, that the designation of the fixed transition amounts, and issuance of rate reduction bonds (as defined in PU Code Section 840(e)) by a financing entity (as defined in PU Code Section 840(b)) in connection with some or all of the fixed transition amounts, would reduce rates that residential and small commercial customers/2/ would have paid if the financing order were not adopted (PU Code (S) 841(a)). As required by PU Code Section 841(e), we have adopted procedures, in Resolution ALJ-173, which require us to approve or deny the applications not later than 120 days after the date of filing.

     We may set aside various defined terms in PU Code Section 841(a) temporarily. For present purposes, it may simply be noted that the proposed transactions are intended to substitute lower-interest, longer-term, secured obligations for higher-interest, shorter-term, unsecured obligations./3/ Rate reduction bonds are secured by (or represent the right to, depending on the specific structure of the transaction) transition property, which is a new species of property that is created by a financing order issued by the Commission.

_________________
/2/ PU Code Section 331(h) defines a small commercial customer as "a customer that has a maximum peak demand of less than 20 kilowatts."
/3/ For purposes of discussion, it can be assumed that rate reduction bonds bear interest at approximately 7.5% and that the carrying costs that would otherwise be applicable to the underlying obligations bear interest at approximately 9.5%. This difference of approximately 2% is what gives rise to the potential savings in an NPV basis.

     DESCRIPTION OF THE APPLICATIONS

          STRUCTURE OF THE TRANSACTIONS

          Applicants will each create a wholly-owned subsidiary, which is intended to be a separate legal entity whose only business is to own transition property. Applicants refer to this entity as a special purpose entity (SPE). In the shorthand of commercial law, the SPE is said to be "bankruptcy-remote" in relation to its related utility, meaning that its assets would not be available to satisfy the claims of the utility's creditors. This technique is common in securitization of cash flows. It permits the credit of the SPE (backed by its ownership of transition property, which is the right to receive certain rates and charges) to be considered independently of the credit of the utility.

          Each of the applicants would capitalize the related SPE with equity in an amount equal to approximately 1/2% of the principal amount of rate reduction bonds to be issued and would transfer the transition property to it in exchange for the proceeds from sale of rate reduction bonds.

          The SPE would issue its own securities, either in the form of rate reduction bonds, should the SPE qualify as a financing entity pursuant to PU Code Section 840(b), as determined by the California Infrastructure and Economic Development Bank (Infrastructure Bank), or other debt securities to which the SPE's equity and the transition property would be pledged. It is expected that the SPE debt securities would closely resemble the financial terms and conditions of the rate reduction bonds./4/ Applicants request that we determine that the SPEs qualify as financing entities to the extent approved by the Infrastructure Bank.

          Rate reduction bonds, whether issued by the SPE or a different financing entity, would be issued to investors in the form of notes or certificates representing beneficial ownership interests in transition property or debt securities of the SPE. The

_______________________
/4/ However, the debt securities might be fixed-rate obligations while the rate reduction bonds could be variable-rate obligations, in which case the difference would be covered by an interest rate swap agreement.

rate reduction bonds may be secured by a statutory lien on transition property. Rate reduction bonds would be issued in a few large transactions, and each issue might have several classes. The rate reduction bonds are expected to be outstanding approximately 10 years until repaid, but legal maturity dates may be set up to three years later.

          The rate reduction bonds would be issued during the fourth quarter of 1997 or thereafter. Proceeds of the rate reduction bonds are deemed to reduce the revenue requirements of the Applicants, with the results that rates for residential and small commercial customers may be reduced by 10%.

          The Applicants each anticipate that changes in the details of the structure of the transaction will be made at the direction of the Infrastructure Bank and the financing entity in response to the requirements of the underwriters in marketing the rate reduction bonds and the rating agencies to obtain a favorable rating for the rate reduction bonds.

          One of the credit enhancements that applicants contemplate would be used to improve the credit rating (and thus minimize the interest charges) of the rate reduction bonds is overcollateralization. For each dollar of rate reduction bonds issued, more than a dollar in transition property would be created. The proceeds of this excess transition property would be available for the benefit of bond holders to support cash flow requirements in the event that the amounts realized from fixed transition amounts during any period varied from the forecast amounts. The amount of overcollateralization is determined by negotiation with the rating agencies.

          In addition, currently pending legislation and pending requests of the Applicants to the Internal Revenue Service (IRS) for favorable tax treatment may make more substantial changes in the structure of the transaction necessary. However, the Applicants did not indicate what the nature of those changes might be.

          SIZE OF THE TRANSACTIONS

          PG&E requests authority for the issuance by its related financing entity of up to $3.5 billion aggregate principal amount of rate reduction bonds. Edison requests authority for the issuance by its related financing entity of up to $3.0 billion aggregate principal amount of rate reduction bonds. SDG&E requests authority for the issuance by its related financing entity of up to $800 million aggregate principal amount of rate reduction bonds. In each case, a bond sizing model would be applied, as described in the related application, to determine the precise amount of rate reduction bonds needed to finance a 10% rate reduction for residential and small commercial customers, compared to the rates in effect immediately prior to January 1, 1998, as described below.

          OTHER ISSUANCE-RELATED AUTHORITY REQUESTED

          Applicants request approval of the issuance by their related SPEs of such debt securities to the issues of such rate reduction bonds, which will substantially mirror the terms of the related rate reduction bonds. These debt securities would include such terms as may be approved by the Infrastructure Bank, as specified in an advice letter to be filed not later than five business days prior to the closing of the sale or rate reduction bonds. Applicants also request that we approve the pledge by any financing entity of its right, title, and interest in any SPE debt securities as may be issued as security for rate reduction bonds.

          TRANSITION PROPERTY

          PU Code Section 840(g)(1) defines "transition property" as follows:
     ... the property right created pursuant to this article [PU Code (S)(S) 840-847] including, without limitation, the right, title, and interest of an electrical corporation or its transferee: (A) In and to the tariff established pursuant to a financing order, as adjusted from time to time in accordance with subdivision (c) of Section 841 and the financing order. (B) To be paid the amount that is determined in a financing order that the electrical corporation or its transferee is lawfully entitled to recover pursuant to the provisions of this article and the proceeds thereof, in and to all revenues, collections, claims, payments, money, or proceeds of or arising from the tariff or constituting fixed transition amounts that are the subject of a financing order including those nonbypassable rates and other charges referred to in subdivision (d). (c) In and to all rights to obtain adjustments to the tariff pursuant to the terms of subdivision (c) of Section 841 and the financing order.

PU Code Section 841(a) describes the applications as involving "a determination that certain transition costs may be recovered through fixed transition amounts, which would therefore constitute transition property under this article" [emphasis added]. In addition, PU Code Section 841(g)(2) states that transition property shall constitute a current property right notwithstanding the fact that the value of the property will depend on consumers using electricity or, in those instances where consumers are customers of a particular electrical corporation, the electrical corporation performing certain services. Applicants seek the additional comfort of having the Commission formally confirm in financing orders of what the transition property consists and set forth with specificity when transition property comes into legal existence. In addition, Applicants request that we approve the sale to the related SPE of such transition property and to confirm the scope of the rights of ownership of transition property of each such SPE vis-a-vis its related electrical corporation

          MECHANISMS TO SET FIXED TRANSITION AMOUNTS

          Fixed transition amounts (defined by PU Code (S)840(d) are the source of repayment of the costs involved with the rate reduction bonds, including principal, interest, costs of issuance, and the costs of administering the collection (from residential and small commercial customers) and payments (of principal and interest, to the holders of rate reduction bonds). Fixed transition amounts would be collected through a charge on the bills of residential and small commercial customers, generally based on current consumption./5/ That charge is to be stated separately, if practicable, but will otherwise be stated in like manner to the other charges set forth in PU Code
Section 367(a)(1)-(6). Because consumption is variable, however, and because of the potential for uncollectable amounts, receipts of fixed transition amounts will not usually match obligations and expenses for rate reduction bonds precisely. Therefore, mechanisms are needed to set fixed transition amounts for each issuance of rate reduction bonds initially and to make adjustments, from time to time.


__________________________
/5/ In some circumstances, to make fixed transition amounts nonbypassable, departing customers could pay based upon historical consumption, rather than current consumption.

               SETTING FIXED TRANSITION AMOUNTS INITIALLY

               Because the actual amount of rate reduction bonds will not be known until they are sold, the corresponding fixed transition amounts cannot be set until that time. Applicants have proposed to file advice letters five business days prior to issuance of the rate reduction bonds to describe the final approved structure for the issuance of rate reduction bonds, the total principal amount and pricing of the rate reduction bonds, their scheduled amortization and costs of issuance, and the estimated post-issuance expenses involved in collecting and administering the fixed transition amounts and disbursing and administering proceeds to the holders of the rate reduction bonds. Such advice letter filings would also include an NPV calculation, in accordance with the model described in each application, that shows benefit.

               In order that the transition property represented by the fixed transition amounts be a current property right, as is required as a condition of issuance of rate reduction bonds for various tax and legal reasons, Applicants request that the issuance advice letters should become effective, without further action of the Commission, five business days after filing.

               ADJUSTING FIXED TRANSITION AMOUNTS PERIODICALLY

               As mentioned earlier, variations in electrically consumption compared to forecasts are practically assured to result in proceeds from fixed transition amounts being either greater than or less than required for rate reduction bonds. Moreover, because rate reduction bonds will be issued with level principal amortization, the interest component of rate reduction bonds declines over time. All other things being equal, this will result in an expected decline in fixed transition amounts over time. This necessarily results in the need to adjust fixed transition amounts. These facts require adjustments quarterly, should fixed transition amounts depart too sharply compared to the tolerance planned/4/ or annually, otherwise, in

________________
* As determined in accordance with criteria established at the time of issuance of the rate reduction bonds.

accordance with the methodologies described in the applications. Applicants request that such "routine true-ups" be implemented by advice letter filed at least 15 days before the end of each calendar quarter, optionally, or year, in any event, to become effective without further Commission action on the first day of the following quarter.

               Applicants also anticipate that circumstances now unforeseen could arise that require adjustment of fixed transition amounts in a way that the methodologies described in the applications do not accommodate. In that event, Applicants request permission to file advice letters at least 90 days before the end of a calendar quarter, to become effective on the first day of the following quarter. Applicants request that the Commission's Energy Division determine whether modifications to the calculation methodology are required and, in such event, to inform the requesting Applicant within 45 days of filing. The Commission would resolve any outstanding issues by adopting a resolution prior to the first day of the next calendar quarter.

               Finally, to comply with the requirement for an anniversary review imposed by PU Code Section 841(e), Applicants propose to file an advice letter 15 days prior to the anniversary of the financing order stating whether any change to the then-current fixed transition amounts is required. It is anticipated that in light of the other adjustments being made on a quarterly and annual basis that no such adjustments would be required.

          RATE REDUCTION AUTHORIZATION

          Applicants request permission to implement rate reductions/7/ of 10% for residential and small commercial customers as of January 1, 1998 to remain in effect until March 31, 2002, or until the recovery of authorized uneconomic costs pursuant to D.96-12077 and Section 367.

____________________
/7/PG&E and Edison propose, for administrative convenience, to implement the reduction through a bill credit. SDG&E proposes that each applicant rate be reduced.

          Small commercial customers whose load grows beyond a peak demand of 20 kilowatts(kW) would be permitted to continue service on the existing schedule or would be permitted to change to the otherwise applicable schedule, subject to payment of fixed transition amounts based on historical usage data. Departing customers (those who discontinue or reduce purchases of electricity and distribution services from Applicants or their respective successor distribution utilities and who purchase or consume electricity from other sources while remaining at the same physical location or within the historical service territory) would continue to be responsible for paying the fixed transaction amounts, in order to make them nonbypassable. PG&E requests authority to include tariff provisions similar to those in proposes in Application (A) 96-08-070 for collecting other charges that are intended to be nonbypassable. Edison requests authority to include tariff provisions similar to those it proposes in A.96-08-071 for collecting other charges intended to be nonbypassable. SDG&E requests authority to include tariff provisions similar to those its proposes in A.96-08-072.

          PG&E requests that its small commercial customers who take service under its Schedule A-10 or E-19 have eligibility determined on a one-time basis. Customers with peak demand of less than 20 kW in at least 9 of the 12 most-recent billing periods prior to October 1, 1997 would be eligible for the 10% rate reduction.

          Edison requests that its small commercial customers who no longer meet the service criteria (because, for example, usage grows beyond 20kW) be permitted to migrate to an Edison schedule that includes neither a bill credit (to implement the 10% rate reduction) nor the related fixed transition amounts charge. However, to prevent a customer from taking unfair advantage of the 10% rate reduction during the rate-freeze period' by voluntarily switching to another schedule to avoid the fixed transition amounts charges after the rate-freeze, Edison proposes that the fixed transition amounts charge should apply to the agricultural and pumping, GS-2, and TOU-GS-2 schedules

____________________
* The earlier of March 31, 2002 or the date on which the costs identified in PU Code Section 367 have been recovered.

for customers who were served on a rate schedule in Edison's GS-1 rate group as of January 1, 1998.*

          SDG&E proposes that its small commercial customers whose loads grow such that they would not otherwise be eligible for service on its Rate Schedule A be given the option of continuing to take service under Rate Schedule A or the schedule that matches their new load. In either case, however, the customer would continue to pay fixed transition amounts charges.

          RATEMAKING TREATMENT

          During the rate-freeze period, the revenues of Applicants will be applied to the costs of energy purchased from the Power Exchange, to the authorized costs of Applicants with respect to non-energy production activities, generally, to certain other programs, and to fixed transition amounts. Any residual amount will be applied to the Applicants' uneconomic costs of generation-related assets described in PU Code Section 367 and to other recoverable costs described in PU Code Sections 368, 375, and 376. Applicants propose ratemaking treatment to achieve results that neutralize the effect of issuance of rate reduction bonds on the duration of the rate-freeze period, prevent cost shifting or excess recovery of uneconomic costs, deal with possible issuance of rate reduction bonds less than or more than the amount actually required to finance a 10% rate reduction over the rate-freeze period, flow the servicing fees for collecting fixed transition amounts to ratepayers, to the extent that such fees are in excess of Applicants' costs, and account for amounts held by the SPEs.


______________
* In its application, Edison proposed that customers who were served on a rate schedule in the GS-1 rate group as of January 1, 1998 should not be permitted voluntarily to switch to service on another rate schedule (where charges for fixed transition amounts did not apply) until the repayment obligations of the rate reduction bonds had been discharged. In response to a concern raised by the Farm Bureau, Edison revised its position as described.

          SERVICING

          PU Code Section 842(c) requires Commission authority for Applicants to perform servicing/10/ of fixed transition amounts on behalf of the related financing entity, and Applicants have requested that authority. PU Code Section 843(e) permits the pledgees of transition property who have perfected a security interest in the transition property to foreclose or otherwise enforce their security interest by application to this Commission for an order for the sequestration and payment to the pledgees or their authorized transferees of revenues arising with respect to the transition property. Applicants ask us to confirm that upon proper application, we will do so.

     DISCUSSION

          RATES THAT APPLY IN ABSENCE OF FINANCING ORDERS

          The central contested issue presented by these applications is what rates residential and small commercial customers would have paid if the financing orders are not issued. The Applicants, CIU, and Farm Bureau argue that the rates that will apply

_______________________
/10/ In asset-backed securitization, "servicing" is a term that refers to the billing of an obligation, such as a home loan, to the customer, its collection, forwarding of the amount received to the holder of the right to receive payment, the related accounting and reporting, and invoking the remedies provided by law on behalf of the holder to enforce its rights against the consumer in the event of nonpayment or other breach of the obligation. Thus, the bank that originates a home loan may sell it, together will a pool of similar loans, to investors. Under the typical structure, the pool of loans would be owned by an institutional trustee who, in that capacity, would contract with the bank to continue its former activities of sending monthly statements, receiving payment, and carrying out the other tasks that are required to assure that proceeds of the home loans match the amounts provided for in the underlying notes. The bank no longer has an economic interests in the home loans, aside from the contractual interest of earning a fee for administering the loans. Sometimes, a bank will sell a pool of loans without retaining the right to service them. In that case, the new owner will arrange for a firm (which is often an affiliate, but may be a third-party) to take over the servicing function. Whoever is performing the servicer role, however, is subject to replacement for failure to perform its duties. Since the servicer has no economic interest in the underlying obligations, other than its right to earn a fee for administering them; the fee must be set at a level that covers the costs of performing the servicing functions and provides a reasonable profit. Otherwise, it would prove difficult to attract a successor firm interested in assuming the servicer function.

otherwise will be the "frozen" rates provided in PU Code Section 368(a). ORA, TURN, and CAL-SLA argue that PU Code Section 368(a) unconditionally requires that the frozen rates be reduced by 10% for residential and small commercial customers as of January 1, 1998 and, therefore, the rates that would otherwise apply, if the applications are denied, are the frozen rates less 10%

          PG&E cites Assembly Bill 1890 (1995 stats. Ch. 854) (AB 1890) Section 1(b) (Legislature contemplated an immediate 10% reduction and its financing through rate reduction bonds), AB 1890 Section 1(e) (intent to require applications for financing orders) and PU Code Section 330(w) (intent to require and enable monetization of competition transition charge as means to achieve rate reductions for such customers of no less than 10%).

          Edison points to the parallel references to 10% rate reductions in AB 1890 Section 1(b) and PU Code 368(a) in conjunction with the intent language of PU Code Section 330(w), the Senate Conference Committee on Electric Industry Restructuring Conference Report Committee Analysis of AB 1890, and PU Code
Section 365, which requires consistency of Commission action with PU Code
Section 330.

          SDG&E interprets PU Code Section 368 as a requirement that the Commission must freeze rates (subject to the residential and small commercial consumer reduction of 10%) and concedes that PU Code Section 368(a) does not "explicitly recognize the means by which rate reduction would be financed." SDG&E traces the legislative history of AB 1890 to demonstrate the "linkage" between the 10% rate reduction and its financing through securitization.

          CIU cites AB 1890 Section 1(e) (intent of Legislature to require electrical corporations to apply for financing orders in an amount sufficient to achieve the rate reduction).

          The Farm Bureau observes that AB 1890 Section 1(b) and PU Code Section 330(w) so clearly set out legislative intent, that it would be unreasonable to expect the linkage between the 10% rate reduction and its financing through the issuance of rate reduction bonds to be repeated in Section 368(a), which deals specifically with rates.

          ORA recommends that to the extent the Commission wishes to reconsider D.96-12-077 here, we should seek guidance from the Legislature.

          TURN points to the omission in PU Code Section 368(a) of any mention of financing of the 10% rate reduction as proof that the Legislature intended that the rate reduction be absolutely independent of rate reduction bonds.

          CAL-SLA observes that nothing in AB 1890 or PU Code Sections 840-847 precludes the 10% rate reduction in the event that rate reduction bonds are not issued.

          The parties re-argue a point that we addressed in D 96-12-077 (see mimeo. at 9, where we observed that AB 1890 allows the utilities the option of accomplishing the required rate reduction by issuing rate reduction bonds) and on which we are now considering a petition for modification: Does PU Code
Section 368(a) permit, but not require, Applicants to implement a 10% rate reduction for residential and small commercial customers through the issuance of rate reduction bonds? However, that is a different question (which we will not revisit here) than the one before us. In D.96-12-077, we were considering the Applicants' cost recovery plans under PU Code Section 368(a).

          Section 368(a) provides in part

          The cost recovery plan shall set rates for each customer class, rate schedule, contract, or tariff option, at levels equal to the level as shown on electric rate schedules as of June 10, 1996 [the so-called "freeze"], provided that rates for residential and small commercial customers shall be reduced so that these customers shall receive rate reductions of no less than 10 percent for 1998 continuing through 2002.

          Thus, the Applicants were required to prepare a cost recovery plan, which had to freeze rates, except in the case of residential and small commercial customers, for whom the cost recovery plan was to provide a 10% rate reduction beginning January 1, 1998. In approving the cost recovery plans pursuant to PU Code Section 368, we authorized Applicants to recover the uneconomic costs of their generation-related assets and obligations identified in PU Code Section 367 pursuant to their respective cost recovery plans. The cost recovery plan for each of the Applicants provides for frozen rates and, in the case of residential and small commercial customers, a reduction of 10%, upon issuance of rate reduction bonds in an amount sufficient to finance the cost of the 10% reduction.

          The parties all overlook the central role of the cost recovery plan.

          One key observation will help put the contentions of the parties in proper perspective: PU Code Section 368(a) does not establish rates/11/;
rather, it establishes criteria for cost recovery plans that permit Applicants to recover certain costs through rates. Nor do the cost recovery plans themselves establish rates. Rates are established through tariffs. As a consequence, we look to the cost recovery plans (the framework of which we have already approved) to determine whether a particular rate that may be proposed in a tariff from time to time is one which is consistent with that plan. Applicants are now requesting to change rates, as of January 1, 1998, from the frozen levels to a rate that is 10% less for residential and small commercial customers. As this change is consistent with what the cost recovery plans contemplate and the requirements of PU Code Section 368, no question arises directly as to whether the Applicants should be permitted to recover the costs specified in PU Code Section 368(a) through rates./12/

___________________
/11/ The proviso ("provided that rates for residential and small commercial customers shall be reduced so that these customers shall receive rate reductions of no less than 10 percent for 1998 continuing through 2002") is a subordinate clause that qualifies the main clause of PU Code Section 368(a). The rates that the proviso refers to are the rates that the cost recovery plan is required to set. If the Legislature had intended to set rates more directly, under its plenary authority pursuant to Article XII, Section 5 of the California Constitution, it could have done so. Rather, consistent with its constitutional power to confer additional authority upon the Commission, it chose to require cost recovery plans, to set criteria related to rates as an incentive to Applicants to reduce rates, and to make such a reduction a prerequisite to the approval of plans for the recovery of the uneconomic costs described in PU Code
Section 367. (See also SB 477 (S)(setting of utility rates, as well as modifications to existing rates, must be approved by Commission); D.96-12-077, Conclusion of Law 7.)
/12/ Another way of looking at this issue is that under the transition period fixed-rate regime (whether at 100% or 90% of frozen rates), rates are not so much a question of how much is collected, as of how much is to be applied, ultimately, to which accounts.

          In the event of a failure to implement a 10% rate reduction for residential and small commercial customers, we should have to consider whether the Applicants would be barred from recovering the costs specified in PU Code
Section 368(a) through rates. In the event that any Applicant concludes that rate reduction bonds cannot be issued in time to commence the rate reduction on January 1, 1998, we expect to be so advised and that the Applicant will submit a revised application pursuant to PU Code Section 368 that accomplishes the 10% rate reduction.

          The cost recovery plans we approved in D.96-12-077 provided for the 10% rate reduction called for in PU Code Section 368(a), with that reduction to be financed by issuance of rate reduction bonds by the Applicants. Given that it is only appropriate-for the purpose of calculating the ratepayer benefits from the issuance of the bonds-to include in that calculation the benefit of reducing rates 10% from the frozen levels also mandated by PU Code Section 368(a). In other words, for the ratepayer benefit calculation in, and the standard required by, PU Code Section 841(a), the rates that would otherwise apply ("the rates that residential and small commercial customers would have paid if the financing order were not adopted" referred to in PU Code (S) 841(a)) are the frozen rates before the 10% rate reduction.

          At the same time, we note that if for any reason, Applicants could not issue the rate reduction bonds that are part of our approved cost recovery plans, we would expect the Applications to propose alternative cost recovery plans that would accomplish the 10% rate reduction and which, if approved, would provide the applicants with a reasonable opportunity to recover their uneconomic costs described in PU Code Section 367(a).

          WHETHER DESIGNATION OF FIXED TRANSITION AMOUNTS AND ISSUANCE OF RATE REDUCTION BONDS WOULD REDUCE RATES

          The Applicants' cost recovery plans each provided for a 10% reduction (upon issuance of rate reduction bonds) in the frozen rates (as adjusted in SDG&E's case, on February 1, 1997) paid by residential and small commercial customers. Therefore, it follows that the designation of fixed transition amounts (a precondition of the rate reduction bonds) and the issuance of rate reduction bonds would reduce rates during the rate-freeze period ending when each applicant has recovered its uneconomic costs on March 31, 2002, whichever occurs earlier. After the rate-freeze period, all other things being equal, rates will be higher/19/ than they would have been in the absence of rate reduction bonds and the fixed transition amounts that will be required to retire them. What is needed is a single method of evaluating the rate reduction (during the freeze period) in conjunction with the rate increase (after the freeze period, compared to rates that would otherwise apply). This is provided by the requirement that Applicants must state in their applications that residential and small commercial customers "would benefit from reduced rates." (PU Code (S) 841(a).)

          None of the parties dispute that each of the Applicants has shown substantial net present value benefits to residential and small commercial customers over the approximate 10-year period beginning January 1, 1998, compared to frozen rates./14/ If the net present value of benefits had been negative or nominal, we would have been concerned with whether the proposals actually represented a rate reduction. But that is not the case. Instead, the parties dispute whether the Applicants should be required to maximize the net present value of benefits by restructuring their proposals.

          TURN argues that greater benefits, including a larger rate reduction, are available by (1) issuing a greater principal amount of rate reduction bonds,
(2) retiring the rate reduction bonds over a longer maturity, or (3) amortizing the rate reduction bonds mortgage-style, rather than with fixed principal payments. The Applicants respond that (1) trying to achieve a rate reduction of greater than 10% cuts too close to the estimated amount of transition costs allocable to residential and small commercial

________________
/19/Fixed transition amounts do not affect residential and small commercial customer rates during the rate-freeze period. Following the rate-freeze period, fixed transition amounts will add 1-2c/kWh to rates, declining over time. /14/The calculation of net present value depends upon many assumptions that were made regarding the final structure of the rate reduction bonds, and will be subject to a final confirmation prior to the issuance of the rate reduction bonds through an advice letter filing. For PG&E, the net present value of the savings due to the 10% rate reduction combined with the added costs due to fixed transition amounts over the approximate 10-year life of the rate

                                                 Footnote continued on next page
customers, (2) a maturity of 20-30 years would not be as well received by rating agencies and investors and could result in higher debt services costs than a 10-year maturity, and (3) fixed principal payments will help to assure that fixed transition amounts decline, which minimizes the difference between what rates would have been in the post-freeze period and the rates that will occur as a result of financing orders.

          The proposed structure results in net present value benefits that are substantial enough to withstand the risk of misanalysis, yet still result in a rate reduction, for purposes of PU Code Section 841(a). We agree with Applicants that there might not be sufficient transition costs available to support more than a 10% rate reduction for residential and small commercial customers and that much longer maturities for the rate reduction bonds present an investment risk factor that is best avoided for the initial issuance of this novel type of utility-related security. We also agree with Applicants that mortgage-style amortization increases the risk that the fixed transition amount would increase due to forecasting errors and that level principal payment amortization provides a margin that lessens the likelihood of an increase in the fixed transition amounts.

          The only remaining issue concerning the rate reduction is whether the means by which PG&E and Edison/13/ have chosen to implement the rate reduction, a 10% bill credit, conflicts with the notion of a "rate" reduction. As a bill credit is mathematically equivalent to reducing individual rates and because it would be implemented through tariff, we conclude that it constitutes a rate reduction for these purposes./14/ (See D.97-08-056, mimeo., at 50-51.)


________________________________________________________________________________
reduction bonds would be approximately $470 million; for Edison, approximately $400 million; and for SD&E, approximately $100 million.
/15/ SD&E, proposes to reduce each tariffed rate individually for affected customers by 10%.
/14/ ORA notes that in the event that we order a future one-time rebate that the rebate should be applied after the bill credit to assure that customers receive 100% of the adopted rebate. We will rely upon ORA to bring this issue to our attention in connection with any rebate that may be considered, as we would prefer to implement this principle directly.

          DETERMINATION OF FIXED TRANSITION AMOUNTS

          PU Code Section 840(d) defines "fixed transition amounts" as "those nonbypassable rates and other charges... that are authorized by the [C]ommission in a financing order to recover (1) transition costs, and (2) the costs of providing, recovering, financing or refinancing the transition costs through a plan approved by the [C]ommission in a financing order, including the costs of issuing, servicing, and retiring rate reduction bonds." The components of fixed transition amounts can thus be thought of as a principal amount (the transition costs), an interest amount (part of the cost of retiring rate reduction bonds), and an amount in respect of initial and ongoing transaction costs. Only the principal component can be fixed in advance; the interest component and the transaction component (collectively, financing costs) are fixed pursuant to a plan, as their determinants become known.

          DETERMINATION OF TRANSITION COSTS

          It will be recalled that the definition of transition costs contained in PU Code Section 840(f) has two parts. The first part is similar to the description contained in PU Code Section 367 (with a minor variation in a illustrative example, but without the detailed allocation, calculation, and limitation rules), and the second part refers to the costs of retiring debt and equity. None of the Applicants rely on the second part of the definition; each presents an estimate of its total transition costs based on the first part and requests that a portion of that total be designated as fixed transition amounts on the grounds that in the proceedings in which PU Code Section 367 uneconomic costs are being determined (A.96-08-011 et al.) such estimates are neither in dispute nor sensitive to market prices.

          Nothing is inherently wrong about using estimates when measurements are not available. What gives us pause is that our usual way of correcting for errors in estimating, directly adjusting utility rates or requiring surcharges or surcredits, is foreclosed by PU Code Section 841(c), which makes the "principal" portion of fixed transition amounts and their underlying transition costs immutable. This immutability is necessary, of course, in order to vindicate the right in "transition property" as defined in PU Code Section 840(g) and to induce investors in rate reduction bonds to pay to acquire the right to the proceeds of fixed transition amounts. Investors in rate reduction bonds who are asked to pay money today for the right to receive an amount tomorrow that depends on the accuracy of an estimate of the principal amount to be returned could demand a considerable risk premium, negating the premise behind rate reduction bonds./17/

          Fortunately, the simple and effective ratemaking approach/18/ that Applicants propose addresses this question, and makes ratepayers indifferent to the possibility that transition costs may have been overestimated. The ratemaking treatment also deals with the contingency that the rate-freeze period might otherwise end before March 31, 2002. The two issues are related, because the rate-freeze period may end before that date and the uneconomic costs identified by PU Code Section 367 to be recovered by the end of the rate-freeze period have been recovered. One reason that might happen is if a sufficiently large amount of transition costs is deducted from uneconomic costs. Also, the amount of transition property reserved for overcollateralization might not all be required. The parties do not disagree about the ratemaking treatment proposed, except with respect to the interest that should be imputed to certain memorandum accounts that would be established./19/

_______________________
/17/ The premise is that rate reduction bonds, because they are secured by fixed transition amounts are low-risk instruments that command a low rate of interest and, therefore, reduce costs compared to shorter-term, higher-rate alternatives.

/18/ This approach is described in the related financing orders. It is designed to remove any effect of the rate reduction bonds on the timing of when the rate-freeze period ends, prevent shifting of costs between residential and small commercial customers, on one hand, and large commercial customers, and on the other, and to ensure that residential and small commercial customers receive the benefits of the rate reduction bond financing even if the rate-freeze period ends earlier than expected.

/19/ We agree with ORA that these mechanisms are intended to implement two undisputed principles: that rate reduction bonds should not result in cost shifting among consumer classes and should not increase the amount of uneconomic costs that would otherwise be recovered by Applicants, and we will observe these principles in future decisions regarding mechanisms for cost allocation and tracking.

          TURN and ORA recommend that the appropriate interest rate for excess proceeds be the authorized rate return for each utility's rate base, because otherwise Applicants would otherwise be unduly enriched by the proceeds of rate reduction bonds, which reduce their need for other financing./20/ Applicants, who modified their original proposal that the appropriate interest rate should be the short-term commercial rate, recommend that the appropriate rate interest rate should be the rate of interest borne by the rate reduction bonds.

          Requiring Applicants to bear full rate of return interest rates on unneeded rate reduction bonds issuance proceeds, rather than the rate of interest for the rate reduction bonds, is necessary to prevent a windfall to Applicants./21/ The risk that Applicants might have to repay a short-term loan at long-term rates has the beneficial effect of making Applicants careful in sizing the transaction. Such proceeds will be required to bear interest at each Applicant's respective authorized rate of return.

          OTHER ISSUES

          The conclusion that the designation of fixed transition amounts and issuance of rate reduction bonds would reduce rates completely determines our decision under PU Code Section 841(a), which provides:

     The [C]ommission shall designate fixed transition amounts as recoverable in one or more financing orders if the [C]ommission determines, as part of its findings in connection with the financing order, that the designation of the fixed transition amounts, and issuance of rate reduction bonds in connection with some or all of the fixed transition amounts would reduce rates that residential and small commercial customers would have paid if the financing order were not adopted.


_____________________
/20/ The analysis that TURN and ORA propose is more appropriate to traditional ratesetting than to electrical industry restructuring as required by AB 1890 and SB 477.
/21/ Using the rate of interest borne by the rate reduction bonds makes it unnecessary to consider whether any special rate of return applicable to uneconomic costs pursuant to PU Code Section 367 should be applied to the unneeded proceeds of the rate reduction bonds.

          We will issue financing orders for each of the Applicants in companion orders; but parties have raised other issues, and the Applicants have made other requests, each of which we will take up in this interim opinion.

               WHETHER PU CODE SECTION 367(E)(1) PRECLUDES FINANCING ORDERS.

               PU Code Section 367(e)(1) requires that uneconomic costs,/22/ which include, since the passage of SB 477, transition costs as defined in PU Code Section 840(f), be recovered from all customers or, in the case of fixed transition amounts, from residential and small commercial customers, on a nonbypassable basis and be allocated among the various classes of customers, rate, schedules, and tariff options to ensure that costs are recovered from these classes, rate schedules, contract rates, and tariff options, including self-generation deferral, interruptible, and standby rate options in substantially the same proportion as similar costs are recovered as of June 10, 1996, through the regulated retail rates of the relevant electric utility, provided that there shall be a firewall segregating the recovery of the costs of competition transition charge exemptions such that the costs of competition transition charge exemptions granted to members of the combined class of residential and small commercial customers shall be recovered only from these customer and the costs of competition transition charge exemptions granted to members of the combined class of customers, other than residential and small commercial customers, shall be recovered only from these customers.



_________________
/22/ Referring to "generation-related assets and obligations, consisting of generation facilities, generation-related regulatory assets, nuclear settlements, and power purchase contracts ... that may become uneconomic as a result of a competitive generation market." (PU Code (S) 367.) SB 477 amended the forepart of PU Code Section 367 to include "transition costs" as defined in PU Code Section 840(f).

               TURN argues that the issuance of rate reduction bonds violates this stricture because, in the case of Edison, to the extent that post rate-freeze period sales to small commercial customers decline, the fixed transition amounts will be allocated to residential customers, and vice versa, However, PU Code Section 367(e)(1) does not require that fixed transition amounts be allocated in the identical proportion as similar costs were recovered as of June 10, 1996. Instead, fixed transition amounts must be allocated in "substantially the same proportion" as similar costs were being recovered on such date. TURN presented no evidence to show why we should expect a sufficient decline in sales to one or the other class of customers to cause the allocation of fixed transition amounts to be no longer in substantially the same proportion as similar costs were recovered as of June 10, 1996.

               TURN also argues that to the extent the Applicants use proceeds to retire debt, cost shifting could result because more or less of the uneconomic costs would be collected from classes other than residential and small commercial customers than would otherwise be the case. To prevent such shifting, TURN recommends that the proceeds be traced and reductions in the embedded cost of debt be allocated to the residential and small commercial customers, as a class, rather than being flowed through to all customers. This argument is inconsistent, however, with TURN's position in its brief that the Applicants' proposals respect the firewall required by PU Code Section 367(e)(1) between residential and small commercial customers, on the one hand, and the class of all other customers, on the other. As TURN correctly observed in its brief, Applicants propose to impute the revenue that would be been received but for the 10% rate reduction to the Transition Cost Balancing Accounts. "As a result," TURN concludes," customers in other classes are assured that the rate freeze will end at the same time, whether or not there is a reduction of not less than 10%, and whether or not [r]ate [r]eduction [b]onds are issued." Because the class of customers other than residential and small commercial customers pay frozen rates during the rate freeze period, if TURN is correct, which we believe to be the case, if there is no effect on the date on which the rate freeze ends, there can be no possibility of shifting.

               WHETHER PU CODE SECTION 367(E)(2) PRECLUDES FINANCING ORDERS

               PU Code Section 367(e)(2) requires that "individual customers shall not experience rate increases as result of the allocation of transition costs" as described in PU Code Section 367(a). TURN argues that the issuance of rate reduction bonds, which permits deferred recovery of what would otherwise be transition costs within the meaning of PU Code Section 367(e)(2), violates this stricture because the rates that individual customers pay after the rate-freeze period would be higher than the rates that they would pay at that time without the fixed transition amounts that are required to retire the rate reduction bonds.

               We think that this interpretation misconstrues the language of the statute. By its terms, PU Code Section 367(e)(2) prohibits "rate increases" without specifying the base to which the increase is to be compared. The most straightforward interpretation, therefore, is to compare the rates on two different dates to see if they differ, and, if so, whether the difference represents an increase. The Legislature knows how to specify a rate comparison that depends on rates that would have otherwise been in effect on a given date. (See PU Code (S) 841(a), which uses "rates that residential and small commercial customers would have paid".) Therefore, the fixed transition amounts do not represent a rate increase within the meaning of PU Code Section 367(e)(2).

               WHETHER PU CODE SECTION 371 PRECLUDES FINANCING ORDERS

               PU Code Section 371(a) makes the uneconomic costs (which, with the passage of SB 477, includes transition costs, as well) provided in PU Codes Sections 367, 368, 375, and 376 applicable to each customer based on the amount of electricity purchased, subject to changes in usage occurring in the normal course of business. TURN argues that once the rate-freeze period ends, changes in the fixed transition amounts will be harder for customers to avoid by reducing usage, and, therefore, the financing orders should not be issued.

               As fixed transition amounts are allocated based upon usage, however, any customer who changes consumption patterns will experience a corresponding increase or decrease in the associated fixed transition amount currently, which is all that PU Code Section 371(a) requires. If a reduction in usage in year 5 contributes to the necessity of increasing the per-kWh charge in year 6, the customer remains able to reduce consumption further to avoid any increase in the amount paid in respect of fixed transition amounts.

          WHETHER PU CODE 779.2 PRECLUDES FINANCING ORDERS

          PU Code Section 779.2 prohibits an "electrical ... corporation from terminating residential service for nonpayment of any delinquent account or other indebtedness owed by the customer ... to any other person or corporation or when the obligation represented by the delinquent account or other indebtedness was incurred with a person or corporation other than the electrical
 ... corporation demanding payment therefor. "TURN argues that this statute would prohibit applicants from terminating service in the event of nonpayment of fixed transition amounts, since an entity other than the electric utility would own the right to receive payment.

          The statute predates AB 1890 by several years, and it is designed to address problems not relevant here. Rather than speculating on why the Legislature may not have thought it necessary to amend PU Code Section 779.2, we observe that fixed transition amounts are "nonbypassable rates and other charges" that we authorize in a financing order to be collected. (PU Code (S) 849(d).) We have the authority to "specify how amounts collected from a customer shall be allocated between fixed transition amounts and other charges." (PU Code(S) 841(b).) We will specify that amounts collected be allocated between fixed transition amounts and other charges on a pro rata basis. Accordingly, to the extent that a customer withholds fixed transition amounts from payment, a portion of the shortfall will be allocable to charges for which it is undisputed that Applicants may disconnect service for nonpayment. Therefore, no conflict with PU Code Section 779.2 arises, since disconnection for failure to make payment would not be attributable solely to fixed transition amounts.

          It is theoretically possible that certain small commercial customers might be obligated to pay fixed transition amounts at times when they had no other utility charges. In that contingency, however, there would be nothing to disconnect.

               WHETHER D.97-05-039 CREDIT STANDARDS SHOULD BE TIGHTENED

               In D.97-05-039, we took several steps to promote retail competition for the provision of electric services to all customers, including permitting competing energy service providers to present consolidated bills. We made those energy service providers responsible for all payments, regardless of whether they receive payment from their end-use customer, and we permitted the utility serving as the related distribution company to impose reasonable creditworthiness requirements on energy service providers utilizing bill consolidation. By that, we meant the same creditworthiness requirements that would be imposed on similarly sized and situated customers of the utility. Utilities were to file their credit requirements by advice letter.

               Applicants note that competing energy service providers should not be authorized to bill and collect charges for fixed transition amounts unless such providers meet rating agency standards governing billing, collecting, and reporting for servicers in similar asset-backed securities transactions. In the case of providers that are not rated as investment grade, this might include the requirement for forwarding charges for fixed transition amounts within two days of receipt or that the obligations of the providers be secured by credit enhancement, which might include a letter of credit. The Applicants propose that we articulate a policy to address rating agency concerns with respect to issuance of the rate reduction bonds:

     * The obligation to pay charges for fixed transition amounts is an obligation of the customer, and that obligation is unaffected by the use of a third-party energy services provider who bills and collects such charges.

     * Applicants should have access to information on kilowatt-hour billing and usage in order properly to discharge their obligations as servicers.

     * Current policies should be maintained to permit shut-off of customers by the utility in the event of non-payment of charges for fixed transition amounts.

     * In the event of default of the third-party energy services provider, billing responsibilities must be transferred promptly to another party to minimize losses.

               TURN argues that we should reaffirm our decision in D.97-05-039 and refuse to adopt any more stringent requirement.

               This is not the proceeding in which to deal with the creditworthiness question in detail. We recognize that success of asset securitization of fixed transition amounts depends upon the degree to which rating agencies and investors can look to the large number of individual obligations (residential and small commercial customers) and derive comfort from historical statistical payment patterns to predict the likelihood of the timely receipt of revenue in the amount due. We also recognize that even though third-party energy service providers may have better credit than customers individually, that they nonetheless present potential points of failure in the chain of obligations, and that makes their creditworthiness important. We recognize, further, that the importance of timeliness of payment to investors in rate reduction bonds may make different creditworthiness standards applicable for purposes of fixed transition amounts than for purposes of payment of the utilities' charges. But we cannot set standards in a vacuum. Rating agencies undoubtedly have criteria, such as market presence and diversity, supply assets, physical liquidity, competitiveness, risk management operations, control systems, pretax interest coverage, free operating cash flow, and other financial parameters that they will apply to gauge the default risk percentage represented by participation of energy service providers in the payment chain. We need to better understand what those criteria are and how they apply to electric service providers in California before we are in a position to take more definite steps. We observe that the proposed policies appear reasonable, but we are not prepared to adopt them on this record.

               APPLICATION OF PROCEEDS

               Applicants propose to use the proceeds of rate reduction bonds to retire existing debt and equity in proportions that would maintain current debt/equity ratios. As a result, the Applicants' respective costs of capital would not change. ORA and TURN argue, however, that there is unlikely to be enough existing debt with high interest rates to make it economically feasible to replace existing debt with new rate reduction bond debt, and it makes little sense for ratepayers to incur an approximate 7.5% interest rate on new rate reduction bonds in order to obtain funds to retire existing debt that may have a lower rate.

               ORA recommends that Applicants should be required to apply a greater proportion of the proceeds of rate reduction bonds to equity retirement than to debt for any debt that bears an interest rate lower the rate reduction bonds. ORA suggests limiting such application, however, such that the overall debt/equity ratio not change by more than 5%, initially.

               TURN would go further, by limiting the amount of rate reduction bonds that can be issued to the amount of existing debt that bears a higher interest rate than the rate reduction bonds. If that means that the issuance of rate reduction bonds would not finance a 10% rate reduction of residential and small commercial customers, TURN suggests that the shortfall should be made up by reduced recovery by Applicants of uneconomic costs pursuant to PU Code
Section 367.
               PG&E opposes decreasing its existing 48% common equity ratio because doing so may affect existing bond ratings on other outstanding debt, and the appropriate balance between debt and equity ought be addressed in PG&E's cost of capital proceeding. ORA dismisses PG&E's concerns about ratings.

               Edison argues that the comparison of the interest rate on the rate reduction bonds, which is based on a 10-year maturity, with the cost of retired debt is inappropriate because rate reduction bonds simply accelerate the reduction in capitalization to a one-year time frame from a four-year time frame. ORA finds Edison's position to be absurd.

               SDG&E disagrees with ORA'S position because there may be instances in which SDG&E may need to retire lower-cost tax-exempt debt and because SDG&E has a high proportion of variable-rate debt in relation to its total outstanding debt. To address its situation, SDG&E proposes to invest proceeds of unutilized rate reduction bonds proceeds in short-and intermediate-term investments to offset the variable-rate interest paid to holders of tax-exempt debt. This will keep low-cost tax-exempt debt outstanding and avoid the issuance of taxable debt, the cost of which would be higher than the interest rate borne by the rate reduction bonds, and SDG&E would remove the cost of variable-rate, tax-exempt debt in an amount equal to its short-and intermediate-term investment balances. In addition, SDG&E commits to making monthly adjustments to its balancing account for uneconomic costs recovered pursuant to PU Code Section 367 that fully reflect the impacts on embedded cost of debt from retiring existing debt with rate reduction bond proceeds. ORA acknowledges that SDG&E's approach mitigates the retirement of low-cost debt, but argues that it does not do as much good as retiring a greater proportion of equity.

               We agree with PG&E that this is not the proper forum for redesigning capital structures of Applicants. Moreover, we are unconvinced that it is necessary to attempt to trace the use of proceeds, in light of the fact that ratepayer benefits are calculated assuming that utility debt, preferred stock, and common equity are reduced in proportions that will maintain the authorized capital structure. Following issuance of rate reduction bonds, the issues associated with use of proceeds can be considered in our transition cost proceeding, A.96-08-001 et al. (See D.96-12-077, mimeo. at 9.)

               MODIFICATION OF STRUCTURE OF TRANSACTION TO ACHIEVE DESIRED TAX TREATMENT

               Applicants have each assumed that proceeds of rate reduction bonds will not be taxed as current income when received but will, instead, be taxed ratably as fixed transition amounts are earned through the provision of electric service over time. Applicants have pending requests for private letter rulings with the IRS in which they ask confirmation of their proposed tax treatment. It is not known when, or if, the IRS will give a definitive response. None of the Applicants request a tax change memorandum account or other ratemaking mechanism that would permit recording the difference in tax liability associated with the alternative outcomes of the IRS requests. In their briefs, Applicants assume the risk of adverse tax treatment on behalf of their respective shareholders if they proceed with the transaction and the IRS should

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later assert that proceeds of rate reduction bonds are recognizable as taxable income when received./23/

               ORA suggests that in the event any modification to the proposed structure of the transaction is made in order to qualify for the desired tax treatment, Applicants should be required to return to the Commission for approval if such modification resulted in a decrease by 10% or more of ratepayer benefits on an NPV basis. TURN would not permit any latitude in changes to the proposed structure without prior Commission review and approval.

               We cannot speculate on what the changes to accommodate the requested tax treatment might involve. To the extent that a changes involves a "minor" adjustment, such as increasing the equity contribution by Applicants to their related SPEs from 1/2% to 1%, we suppose that it would be substantially the transaction described by the Applicants in their applications, and should not require our further review. On the other hand, if the change were somehow to require that rate reduction bonds be issued in the form of equity of the SPE, for example, we would want to know how that change comported with the requirements of PU Code Section 840(e). It is impossible to set down a fixed rule as to what changes might constitute a change to the structure as described by the Applicants that is sufficiently significant to call the validity of the financing order into doubt. If Applicants accept the terms and conditions of their financing orders before they are satisfied that they have received the tax treatment requested, they proceed at their own risk, and they have accepted this risk.

               ADDITIONAL ISSUANCE OF RATE REDUCTION BONDS

               Applicants state that in the event of higher sales to residential and small commercial customers than forecast, it will be necessary to issue more rate reduction bonds to cover the actual revenue reduction associated with the 10% rate reduction. In this case, the Applicants request authorization to issue such additional rate reduction bonds. TURN opposes the request, calling it a "blank check." The

__________________
/23/ Whether or not Applicants rely upon an opinion of tax counsel, reasonably, or otherwise.

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

Applicants respond that objective standards are provided by the requirement for a showing of positive NPV using the methodology proposed for initial issuance, the same transaction structure, and the cap on total issuance provided in their respective applications.

               There is no distinction, in principle, between issuance of rate reduction bonds in a series all at the end of 1997 and in a series that spans 1997 through 2001./24/ However, the important limiting factor is the amount of transition property that we authorize to be created and how that property is applied. If Applicants size the initial issuance of rate reduction bonds based upon some estimate of what is required to support a 10% rate reduction, some portion of the authorized total amount of transition property must be set aside to satisfy the direct claims of the holders of rate reduction bonds and their indirect claims through that portion, if any, which is to be devoted to overcollateralization. To the extent that authorized amounts of transition property remain available, future series of rate reduction bonds could be issued in the same structure, subject to the same method of determining positive NPV, to the extent supported by the remaining authorized amount of transition property. To the extent that authorized amounts of transition property are insufficient to support future issuance of rate reduction bonds, Applicants are required to make further application for financing orders to create new transition property, as required by PU Code Section 841(a)

          NEED FOR SOME ISSUES RAISED IN THE APPLICATIONS TO BE DETERMINED IN OTHER PROCEEDINGS

               ORA recommends that charges in Applicants' embedded debt cost resulting from application of proceeds of rate reduction bonds and other cost of capital issues be addressed and resolved through embedded cost studies. Although PG&E has a current cost of capital proceeding, Edison and SDG&E do not have annual cost of capital proceedings. Accordingly, it will be appropriate to consider Applicants' revenue

________________________
/24/ Timing of issuance may affect NPV calculations, however.

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

requirements in the light of any changes to their respective costs of capital and changes, if any, in their average cost of debt. This may be done for PG&E in its current cost of capital application and, for Edison and SDG&E, in the applications for 1999 required by D.97-08-056.

     FINDINGS OF FACT

     1. Applicants propose to enter into separate transactions for the issuance of rate reduction bonds.

     2.   No disputed issues of material fact were identified.

     3. The applications of Applicants were consolidated by the assigned ALJ for the purposes of hearing and briefing.

     4. PU Code Section 841(a) provides that the Commission shall designate fixed transition amounts as recoverable in one or more financing orders if the Commission determines, as part of its findings in connection with the financing order, that the designation of the fixed transition amounts, and issuance of rate reduction bonds in connection with some or all of the fixed transition amounts would reduce rates that residential and small commercial customers would have paid if the financing order were not adopted.

     CONCLUSIONS OF LAW

     1. Based on the applications, the protests, responses, and briefs of the parties, it is a legal question whether the designation of the fixed transition amounts, and issuance of rate reduction bonds in connection with some or all of the fixed transition amounts would reduce rates that residential and small commercial customers would have paid if the respective financing order were not adopted.

     2. The rates that residential and small commercial customers would have paid if the respective financing order is not adopted are the frozen rates described in D.96-12-077 (as adjusted in SDG&E's case, on February 1, 1997).

     3. Because Applicants would use financing orders as the bases for separate rate reduction bond transactions, a separate financing order should be prepared for each application.

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

     4. PU Code Section 367(e)(1) does not preclude the issuance of financing orders.

     5. PU Code Section 367(e)(2) does not preclude the issuance of financing orders.

     6. PU Code Section 371(a) does not preclude the issuance of financing orders.

     7. PU Code Section 779.2 does not prevent disconnection of service for nonpayment of fixed transition amounts.

     8. No changes should be made in this proceeding to the credit standards for third-party services that were adopted in D.97-05-039.

     9. No changes should be made in this proceeding to the capital structure of applicants.

     10. Applicants have assumed the risk of adverse tax treatment on behalf of their respective shareholders if they proceed with the transactions and the IRS should later assert that proceeds of rate reduction bonds are recognizable as taxable income when received.

     11. Rate reduction bonds should be permitted to be issued in one or more series, up to the aggregate maximum amount of transition property created by each financing order.

                                 INTERIM ORDER

     IT IS ORDERED that Application (A.) 97-05-006, (A.) 97-05-018, and A.97-05-
022 shall be unconsolidated so that separate financing orders may be issued. The service list

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

for each application shall be the service list that was in effect for the consolidated applications.

     This order is effective today.

     Date September 3, 1997, at San Francisco, California.


                                                           P.GREGORY CONLON
                                                                  President
                                                           JESSIE J. KNIGHT, JR.
                                                           HENRY M.DUQUE
                                                           JOSIAH L. NEEPER
                                                           RICHARD A. BILAS
                                                              Commissioners

     Commissioner Josiah L. Neeper will file a concurring opinion, joined in part by Commissioners Jessie J. Knight, Jr., Henry M. Duque, and Richard
     A. Bilas.

          /s/ JOSIAH L. NEEPER
               Commissioner

          /s/ JESSIE J. KNIGHT, JR.
               Commissioner

          /s/ HENRY M. DUQUE
               Commissioner

          /s/ RICHARD A. BILAS
               Commissioner

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